Teva and OncoGenex Announce Updates to Custirsen Development Program in Advanced Prostate
Cancer

Second Phase 3 Trial Evaluating Survival Benefit of Custirsen
Planned to Initiate in 2012

Jerusalem, Israel, Bothell, WA and Vancouver, British Columbia, March 8, 2012 – Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and OncoGenex Pharmaceuticals, Inc. (NASDAQ: OGXI) announced today an update on their development program for custirsen, a product candidate being evaluated in Phase 3 studies for castrate-resistant prostate cancer (CRPC).

In a revised agreement between the two companies, the clinical trial program will now include the initiation of a Phase 3 study to evaluate if custirsen has the potential to improve survival rates for prostate cancer patients when combined with the recently-approved, second-line chemotherapy drug Jevtana® (cabazitaxel).

The new trial, which aims to enroll approximately 630 men and is expected to begin later this year, will be conducted in lieu of the Prostate Cancer Saturn Study, a trial designed with a primary endpoint of measuring a durable pain palliation benefit for custirsen in second-line treatment of CRPC. The shift in focus to evaluate overall survival in second-line prostate cancer is a result of numerous, recently-approved agents that are redefining the standard of care in this patient setting.

“The amendments made to the Phase 3 program reflect the rapidly-evolving CRPC landscape and our commitment to ensure custirsen data are aligned with requirements to demonstrate improvements in survival across the treatment continuum,” said Lesley Russell, Senior Vice President, Head of R&D for Global Branded Products at Teva Pharmaceuticals. “Developing custirsen for patients suffering from advanced prostate cancer remains a top priority within the Teva Oncology product-line and we believe this new trial is a reflection of that commitment.”

Custirsen’s other Phase 3 study, SYNERGY, evaluating a survival benefit in the first-line CRPC setting, continues to accrue patients and is expected to complete enrollment later this year. The companies are increasing the enrollment from 800 to 1000 patients to optimize the potential to be submitted to regulatory agencies independent of additional Phase 3 studies. The increase in enrollment is not expected to alter timelines for completion of the study.

Additional details on the updates to the custirsen development program will be discussed during the OncoGenex Quarterly Earnings Call to be held this afternoon, March 8, at 4:30pm EST. To join the call, dial (877) 606-1416 (U.S. & Canada) or (707) 287-9313 (International).

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About Custirsen
Custirsen is the only compound currently in development designed to inhibit the production of clusterin, a protein commonly over-produced in cancer cells, and one cause of treatment resistance. In Phase 2 trials of patients with metastatic CRPC, custirsen combined with docetaxel showed a 6.9 month improvement in overall survival over docetaxel alone. Additionally, 50 percent of patients experienced durable pain palliation for a duration of 12 weeks or longer. Custirsen has received Fast Track designation from the U.S. Food and Drug Administration (FDA).

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

About OncoGenex Pharmaceuticals
OncoGenex is a biopharmaceutical company committed to the development and commercialization of new cancer therapies that address treatment resistance in cancer patients. OncoGenex has a diverse oncology pipeline, with each product candidate having a distinct mechanism of action and representing a unique opportunity for cancer drug development. OncoGenex and Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) have entered a global collaboration and license agreement to develop and commercialize OncoGenex’ lead drug candidate, custirsen. Custirsen is currently in Phase 3 clinical development as a treatment in men with metastatic castrate-resistant prostate cancer. The companies plan to begin Phase 3 development of custirsen in first-line treatment of advanced, unresectable non-small cell lung cancer. OGX-427 is in Phase 2 clinical development; CSP-9222 and OGX-225 are currently in pre-clinical development. More information is available at www.OncoGenex.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of

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Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

OncoGenex’ Forward Looking Statements
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning our anticipated product development activities, such as expected clinical trial initiation and statements regarding the potential benefits and potential development of our product candidates. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, including, among others, the risk that final trial results will not demonstrate the same or any potential benefit as observed in preliminary trial results, the risk that subsequent studies may not confirm earlier trial results, the risk of delays in our expected clinical trials, the risk that new developments in the rapidly evolving cancer therapy landscape require changes in our clinical trial plans or limit the potential benefits of our product and the other factors described in our risk factors set forth in our filings with the Securities and Exchange Commission from time to time, including the Company’s Quarterly Report on Form 10-Q for third quarter ended September 30, 2011. The Company undertakes no obligation to update the forward-looking statements contained herein or to reflect events or circumstances occurring after the date hereof, other than as may be required by applicable law.

JEVTANA® is a registered trademark of sanofi-aventis

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